Exhibit 99.2

MEDIGUS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2015

MEDIGUS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2015

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD
	June 30,	December 31,	June 30
	2015	2014	2015
	(unaudited)	(audited)	Note 2(c)
	NIS in thousands		USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	32,901	42,067	8,729
Financial assets at fair value through profit or loss		8,187
Other receivables:
Trade receivables	108	513	29
Other	3,194	1,738	847
Inventory	1,308	1,403	347
	37,511	53,908	9,952

NON-CURRENT ASSETS:
Inventory		541
Property and equipment	876	945	232
Intangible assets	181	185	48
	1,057	1,671	280

TOTAL ASSETS	38,568	55,579	10,232

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD
	June 30,	December 31,	June 30
	2015	2014	2015
	(unaudited)	(audited)	Note 2(c)
	NIS in thousands		USD in thousands
Liabilities and equity

CURRENT LIABILITIES -
Accounts payable:
Trade payables	1,040	791	276
Other	3,258	3,223	864
	4,298	4,014	1,140
NON-CURRENT LIABILITIES:
Warrants at fair value	1,194	428	316
Retirement benefit obligation , net	381	381	101
	1,575	809	417
TOTAL LIABILITIES	5,873	4,823	1,557

EQUITY -
EQUITY ATTRIBUTED TO THE OWNERS OF THE COMPANY:
Ordinary share capital	2,499	2,499	663
Share premium	171,051	170,741	45,384
Other capital reserves	4,470	4,498	1,186
Warrants	2,828	2,828	750
Accumulated deficit	(148,153)	(129,810)	(39,308)
TOTAL EQUITY	32,695	50,756	8,675
TOTAL LIABILITIES AND EQUITY	38,568	55,579	10,232

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS
(UNAUDITED)

						Convenience translation into USD
	Six months ended		Three months ended		Year ended	Six months ended	Three months ended
	June 30		June 30		December 31	June 30
	2015	2014	2015	2014	2014	2015	2015
	(Unaudited)		(Unaudited)		(Audited)	Note 2(c)
	NIS in thousands					USD in thousands
Revenues	624	1,635	347	522	2,664	166	92
Cost of revenues	224	769	120	283	1,252	59	32
Gross profit	400	866	227	239	1,412	107	60
Research and development expenses	7,855	7,122	4,205	3,720	14,401	2,084	1,116
Selling and marketing expenses	4,780	4,643	3,058	3,125	8,353	1,268	811
General and administrative expenses	4,673	3,379	2,514	1,868	8,206	1,240	667
Other income, net	10	920		13	941	3
Operating loss	(16,898)	(13,358)	(9,550)	(8,461)	(28,607)	(4,482)	(2,534)
Profit (Loss) from changes in fair value of warrants issued to investors	(766)	799	(212)	1,438	3,605	(203)	(56)
Financing income (expenses) in respect of deposits and exchange differences	(518)	10	(1,000)	(73)	2,513	(137)	(266)
Financing expenses in respect of bank commissions	(68)	(57)	(24)	(26)	(127)	(18)	(6)
Financing income (expenses), net	(586)	(47)	(1,024)	(99)	2,386	(155)	(272)
Loss before taxes on income	(18,250)	(12,606)	(10,786)	(7,122)	(22,616)	(4,840)	(2,862)
Taxes on income	(93)		(15)		(13)	(25)	(4)
Loss for the period	(18,343)	(12,606)	(10,801)	(7,122)	(22,629)	(4,865)	(2,866)

Other comprehensive income (loss):
Amounts which will not be reclassified to profit or loss -
re-measurement of net liabilities for employee benefits					(105)
Amounts which may be subsequently reclassified to profit or loss -
Currency translation differences	(10)		(15)		14	(3)	(4)
Other comprehensive loss for the period, net of tax	(10)		(15)		(91)	(3)	(4)
Total comprehensive loss for the period	(18,353)	(12,606)	(10,816)	(7,122)	(22,720)	(4,868)	(2,870)
Basic and diluted loss per share attributed to the owners of the company	(0.07)	(0.08)	(0.04)	(0.04)	(0.12)	(0.02)	(0.01)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	NIS in thousands
BALANCE AS OF JANUARY 1, 2015 (audited)	2,499	170,741	2,434	2,050	14	2,828	(129,810)	50,756
CHANGES DURING THE 6- MONTH PERIOD ENDED JUNE 30, 2015 (unaudited) -
COMPREHENSIVE LOSS:
Loss for the period							(18,343)	(18,343)
Other comprehensive loss for the period					(10)			(10)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					(10)		(18,343)	(18,353)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			292					292
Forfeiture of options		310	(310)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		310	(18)					292
BALANCE AS OF JUNE 30, 2015 (unaudited)	2,499	171,051	2,416	2,050	4	2,828	(148,153)	32,695

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	NIS in thousands
BALANCE AS OF APRIL 1, 2015 (unaudited)	2,499	171,001	2,343	2,050	19	2,828	(137,352)	43,388
CHANGES DURING THE 3-MONTH PERIOD ENDED JUNE 30, 2015 (unaudited) -
COMPREHENSIVE LOSS:
Loss for the period							(10,801)	(10,801)
Other comprehensive loss for the period					(15)			(15)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					(15)		(10,801)	(10,816)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			123					123
Forfeiture of options		50	(50)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		50	73					123
BALANCE AS OF JUNE 30, 2015 (unaudited)	2,499	171,051	2,416	2,050	4	2,828	(148,153)	32,695

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Warrants	Accumulated deficit	Total equity
	NIS in thousands
BALANCE AS OF JANUARY 1, 2014 (audited)	1,646	138,378	2,081	2,050	1,671	(107,076)	38,750
CHANGES DURING THE 6- MONTH PERIOD ENDED JUNE 30, 2014 (unaudited) -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD						(12,606)	(12,606)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			469				469
Forfeiture of options		264	(264)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		264	205				469
BALANCE AS OF JUNE 30, 2014 (unaudited)	1,646	138,642	2,286	2,050	1,671	(119,682)	26,613

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Warrants	Accumulated deficit	Total equity
	NIS in thousands
BALANCE AS OF APRIL 1, 2014 (unaudited)	1,646	138,421	2,155	2,050	1,671	(112,560)	33,383
CHANGES DURING THE 3-MONTH PERIOD ENDED JUNE 30, 2014 (unaudited) -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD						(7,122)	(7,122)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			352				352
Forfeiture of options		221	(221)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		221	131				352
BALANCE AS OF JUNE 30, 2014 (unaudited)	1,646	138,642	2,286	2,050	1,671	(119,682)	26,613

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands (Note 2(c))
BALANCE AS OF JANUARY 1, 2015 (audited)	663	45,301	647	544	4	750	(34,443)	13,466
CHANGES DURING THE 6- MONTH PERIOD ENDED JUNE 30, 2015 (unaudited) -
COMPREHENSIVE LOSS:
Loss for the period							(4,865)	(4,865)
Other comprehensive loss for the period					(3)			(3)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					(3)		(4,865)	(4,868)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			77					77
Forfeiture of options		83	(83)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		83	(6)					77
BALANCE AS OF JUNE 30, 2015 (unaudited)	663	45,384	641	544	1	750	(39,308)	8,675

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands (Note 2(c))
BALANCE AS OF APRIL 1, 2015 (unaudited)	663	45,371	621	544	5	750	(36,442)	11,512
CHANGES DURING THE 3- MONTH PERIOD ENDED JUNE 30, 2015 (unaudited) -
COMPREHENSIVE LOSS:
Loss for the period							(2,866)	(2,866)
Other comprehensive loss for the period					(4)			(4)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					(4)		(2,866)	(2,870)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			33					33
Forfeiture of options		13	(13)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		13	20					33
BALANCE AS OF JUNE 30, 2015 (unaudited)	663	45,384	641	544	1	750	(39,308)	8,675

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (UNAUDITED)

					Convenience translation into USD
	Six months ended		Three months ended		Six months ended	Three months ended
	June 30		June 30		June 30
	2015	2014	2015	2014	2015
	(Unaudited)		(Unaudited)		Note 2(c)
	NIS in thousands				USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash used in operations (see Appendix)	(8,367)	(14,848)	(9,608)	(8,311)	(2,220)	(2,550)
Income tax paid	(93)		(15)		(25)	(4)
Interest received	14	66	6	9	4	2
Net cash flow used in operating activities	(8,446)	(14,782)	(9,617)	(8,302)	(2,241)	(2,552)

CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term deposits, net		(554)		(5,061)
Acquisition of property and equipment	(127)	(216)	(46)	(57)	(34)	(12)
Acquisition of intangible assets	(35)	(141)		(85)	(9)
Net cash flow used in investing activities	(162)	(911)	(46)	(5,203)	(43)	(12)

DECREASE IN CASH AND CASH EQUIVALENTS	(8,608)	(15,693)	(9,663)	(13,505)	(2,284)	(2,564)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	42,067	23,926	43,563	21,722	11,161	11,558
LOSSES FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(558)	(40)	(999)	(24)	(148)	(265)
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	32,901	8,193	32,901	8,193	8,729	8,729

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

Appendix to the condensed statements of cash flows					Convenience translation into USD
	Six months ended		Three months ended		Six months ended	Three months ended
	June 30		June 30		June 30
	2015	2014	2015	2014	2015
	(Unaudited)		(Unaudited)		Note 2(c)
	NIS in thousands				USD in thousands
Net used in operations:
Loss for the period before taxes on income	(18,250)	(12,606)	(10,786)	(7,122)	(4,840)	(2,862)
Adjustment in respect of:
Interest received	(14)	(66)	(6)	(9)	(4)	(2)
Liability for employee benefits, net		22		22
Depreciation	196	223	99	123	52	26
Amortization of intangible assets	39	281	20	11	10	5
Losses from exchange differences on cash and cash equivalents	548	40	984	24	145	261
Amounts charged in respect of options granted to employees and service providers	292	469	123	352	77	33
Gains on change in the fair value of financial instruments at fair value through profit or loss	(10)	(45)		(13)	(3)
Revaluation of and exchange differences on short-term deposits		(31)		36
Loss (profit) on change in the fair value of warrants issued to investors	766	(799)	212	(1,438)	203	56
Changes in operating asset and liability items:
Decrease (increase) in accounts receivables :
Trade	405	(50)	(32)	93	108	(8)
Other	(915)	(780)	(574)	92	(243)	(152)
Increase (decrease) in accounts payable :
Trade	249	(73)	163	(393)	66	43
Other	35	(1,309)	187	179	9	50
Increase (decrease) in inventory	95	(153)	2	(268)	25
Net sales of financial assets at fair value through profit or loss	8,197	29			2,175
Net used in operations	(8,367)	(14,848)	(9,608)	(8,311)	(2,220)	(2,550)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2015
(UNAUDITED)

NOTE 1 - GENERAL:

a.
Medigus Ltd. (hereinafter – the “Company") together with its subsidiary (hereinafter – the “Group") is a medical device group specializing in research and development of innovative endoscopic procedures and devices. To date, most of the Group's research and development activities have been focused in the development of the MUSE endoscopy system (hereinafter - “MUSE”)  for the treatment of gastroesophageal reflux disease (GERD), which is one of the most common chronic diseases in the western world.  In addition, the Group uses the technological platform it developed for the purpose of additional special endoscopy-based systems and products and endeavors to enter into agreements and/or joint ventures with companies in the medical device industry in order to integrate the systems and products it has developed. To date, the MUSE product has not generated significant revenues and most of the Group's revenues arise from sales of miniature cameras and related equipment, which it developed and manufactures and which are used in endoscopic procedures. For information as to the Group’s reportable segments see Note 4.

In addition, the Company has FDA approval to market the MUSE endoscopy system in the USA, and it continues negotiations to market the main product and sell miniature cameras for endoscopic devices and other endoscopy instruments, which can serve as a source of future revenues.

The Company is a publicly traded limited liability corporation and the Company’s shares are listed on the Tel Aviv Stock Exchange. Since May 20, 2015, the Company's American Depositary Receipts (ADRs) are also listed for trading on the NASDAQ Capital Market. As of the report date, each ADR certificate represents 50 ordinary shares of the Company. The Company’s depositary agent for the ADR program is The Bank of New York Mellon.

The Company was incorporated in Israel on December 9, 1999 and is resident in Israel.

b.
On July 22, 2007 the Company established a wholly owned subsidiary, Medigus USA LLC, in the USA (hereinafter - the “Subsidiary”). The Subsidiary did not engage in any business activities until October 2013.

On October 1, 2013, the Company and the Subsidiary entered into an agreement where the subsidiary provides services to the Company in consideration for reimbursement of direct costs plus a reasonable premium. It is noted that the CEO of the Company is employed directly by the Subsidiary.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2015
(UNAUDITED)

NOTE 1 – GENERAL (continued):

c.
During the six-month period ended June 30, 2015, the Group incurred losses of approximately – NIS 18.3 million. As of June 30, 2015 the Group had total accumulated losses of approximately NIS 148 Million, however had positive working capital of approximately NIS 33.2 million.

Subsequent to the balance sheet date, in July 2015 the Group raised a total of approximately NIS 26.8 million (gross) in cash, as discussed in Note 6d of these financial statements.

Based on the projected cash flows prepared by the Company, which is based on estimated future revenues and expenses and based on its cash balances as of June 30, 2015, and considering the amounts received from the issue as stated above the Company is of the opinion that it has the ability to continue its actions including the development, manufacture and marketing of its products for a period of at least 12 months from the date of approval of these financial statements.

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS:

a.
The Group’s condensed consolidated financial information as of June 30, 2015 and for the six-month and three-month interim period ended on this date (hereinafter-“the interim financial information”) has been prepared in accordance with the guidance of IAS 34 'Interim Financial Reporting' (hereafter – "IAS 34"). The interim financial information does not include all of the information and disclosures required in annual financial statements. The interim financial information should be read in conjunction with the 2014 annual financial statements and its accompanying notes, which are in compliance with International Financial Reporting Standards, which are standards and interpretations issued by the International Accounting Standards Board (hereinafter – "IFRS").

b.
Estimates

The preparation of interim financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group's accounting policy and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim financial statements, the significant judgments exercised by management in the application of the Group's accounting policy and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group's annual financial statements for the year ended December 31, 2014.

c.
Convenience translation

For the convenience of the reader, the reported NIS amounts as of June 30, 2015 have been translated into U.S. dollars using exchange rate as of June 30, 2015 (U.S. $1 = NIS 3.769). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars. The U.S. dollar amounts were rounded to whole numbers for convenience.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2015
(UNAUDITED)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and the calculation methods applied in the preparation of the interim financial information are consistent with those used in the preparation of the Group's 2014 annual financial statements.

NOTE 4 - SEGMENT INFORMATION:

The Group’s management determined that the Company CEO is the Chief Operating Decision Maker (hereinafter - "CODM") of the Group. The Group’s management had previously determined that there are two operating segments, on the basis of the organizational structure of the Group, the business activities, and the information which is reviewed by the CODM in order to evaluate performance and the appropriate allocation of resources.  Commencing with the third quarter of 2014, the CODM of the Group evaluated performance and allocated resources based on two operating segments of the Company. In accordance therewith, the segment data was implemented retroactively in these financial statements.

The CODM of the Group examined the performance of the segments on the basis of operating loss excluding general and administrative expenses and other income, net.  Further, the internal reports of the CODM did not include assets and liabilities.  The information provided to the CODM were measured consistent with the measurement methods in the financial statements.

The operating segments of the Group are detailed in accordance with IFRS 8 as follows:

1)	MUSE segment – development, manufacturing and marketing of an endoscopy system for the treatment of gastroesophageal reflux disease (GERD).
2)	Visual segment - development, manufacturing and marketing of products based on miniature cameras and related equipment. To date, most of the Group's revenue arises from this segment.

As of the third quarter of 2015, the company decided that the CODM will no longer invest efforts in evaluating separately the performance of the Visual segment and the MUSE segment, but will evaluate the performance of all of the Group's operations together. Accordingly, commencing with the third quarter, the CODM is no longer reported separately on each of the said operations but is reported on all of the Group's operations together. Due to that fact, commencing as of July 1, 2015 the Group will have one reportable operating segment.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2015
(UNAUDITED)

NOTE 4 - SEGMENT INFORMATION (continued):

	Visual Segment	MUSE Segment	Total
	NIS in thousands
For the six-month ended June 30,2015
Revenues from external customers	624		624

Segment results	(1,724)	(10,511)	(12,235)
General and Administrative expenses			(4,673)
Other income, net			10
Operating loss			(16,898)
Loss from change in fair value of warrants			(766)
Financing expenses, net			(586)
Taxes on income			(93)
Loss for the period			(18,343)

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2015
(UNAUDITED)

NOTE 4 - SEGMENT INFORMATION (continued):

	Visual Segment	MUSE Segment	Total
	NIS in thousands
For the three-month ended June 30,2015
Revenues from external customers	347		347

Segment results	(800)	(6,236)	(7,036)
General and Administrative expenses			(2,514)
Operating loss			(9,550)
Loss from change in fair value of warrants			(212)
Financing expenses, net			(1,024)
Taxes on income			(15)
Loss for the period			(10,801)

	Visual Segment	MUSE Segment	Total
	NIS in thousands
For the six-month ended June 30,2014
Revenues from external customers	1,307	328	1,635

Segment results	(741)	(10,158)	(10,899)
General and Administrative expenses			(3,379)
Other income, net			920
Operating loss			(13,358)
Profit from change in fair value of warrants			799
Financing expenses, net			(47)
Loss for the period			(12,606)

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2015
(UNAUDITED)

NOTE 4 - SEGMENT INFORMATION (continued):

	Visual Segment	MUSE Segment	Total
	NIS in thousands
For the three-month ended June 30,2014
Revenues from external customers	455	67	522

Segment results	(499)	(6,107)	(6,606)
General and Administrative expenses			(1,868)
Other income, net			13
Operating loss			(8,461)
Profit from change in fair value of warrants			1,438
Financing expenses, net			(99)
Loss for the period			(7,122)

	Visual Segment	MUSE Segment	Total
	NIS in thousands
Year ended December 31,2014
Revenues from external customers	2,336	328	2,664

Segment results	(2,144)	(19,198)	(21,342)
General and Administrative expenses			(8,206)
Other income, net			941
Operating loss			(28,607)
Profit from change in fair value of warrants WARRANTS ISSUED TO INVESTORS			3,605
Financing income, net			2,386
Taxes on income			(13)
Loss for the year			(22,629)

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2015
(UNAUDITED)

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES:

a.
Compensation to related parties for patent preparation services that they provide to the Company in the six and three months period ended June 30, 2015 was NIS 224 thousand and NIS 78 thousand respectively (in the six and three month periods ended June 30, 2014, NIS 269 thousand and NIS 148 thousand, respectively, and in the year 2014 – NIS 522 thousand).

b.
The amount of compensation to key management personnel for employment services they provide to the Group (including the value of benefit in granted options) in the six and three month periods ended June 30, 2015 was NIS 1,117 thousand and NIS 633 thousand, respectively (in the six  and three month periods ended June 30, 2014, NIS 1,419 thousand and NIS 959 thousand, respectively, and in the year 2014 – NIS 2,556 thousand).

NOTE 6 - EQUITY:

a.
On May 6, 2015, a special general meeting of the Company’s shareholders approved an increase to the Company's authorized share capital by an additional NIS 10,000,000, such that after the increase the Company's authorized share capital is now NIS 15,000,000 divided into 1,500,000,000 ordinary shares par value NIS 0.01.  In addition, the Company's shareholders approved a 10:1 reverse share split such that every 10 ordinary shares of the Company par value NIS 0.01 shall be converted into one ordinary share par value NIS 0.10, without changing the rights attached to each share. The reverse share split shall be implemented by the Company within six months from the date of approval. The shareholders further approved an amendment to the Company's articles of association to reflect the aforesaid reverse share split once implemented. Following the reverse share split, the Company's share option plans and outstanding options and warrants to purchase its ordinary shares shall also be adjusted to reflect the reverse share split. Following the reverse share split, the Company will effect a change in the ratio of ordinary shares to each ADR, such that after the reverse share split is implemented each ADR certificate will represent 5 post-reverse share split ordinary shares, instead of a ratio of 50:1 as currently in place prior to the implementation of the reverse share split.

b.	On June 16, 2015, 80,000 options (Series 6) were forfeited, due to cessation of service of a director of the Company.

c.	On July 17, 2015, 187,500 options (Series D) were expired, due to the cessation of the employment of a Company employee.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2015
(UNAUDITED)

NOTE 6 - EQUITY (continued):

d.
On July 8, 2015 the Company published a shelf offering report in Israel in accordance with a shelf prospectus of the Company dated August 28, 2013.

In accordance with results of the offering to the public the Company issued 70,525 units at the price of NIS 380 per unit. Each unit was comprised of 1,000 ordinary shares and 500 warrants (Series 9).

Each warrant (Series 9) is exercisable into 1 share in consideration for an exercise price of NIS 0.532 until July 8, 2018.

The immediate proceeds (gross) from the issuance of all securities offered amounted to approximately NIS 26.8 million. In addition, if all of the warrants (Series 9), offered in the shelf offering, are exercised, the Company will receive an additional amount of NIS 18.8 million (gross).

Net proceeds from the issuance, net of cash issuance expenses, amounted to approximately NIS 25.8 million of which a total of NIS 23 million were allocated to shares,  and a total of NIS 2.8 million to warrants (Series 9) in accordance to the fair value ratios of the instruments.